SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

TO

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

EMBASSY OF THE REPUBLIC OF TURKEY

OFFICE OF THE COUNSELOR FOR ECONOMIC AFFAIRS

2525 Massachusetts Avenue, N.W. WASHINGTON D.C. 20008 / U.S.A.

Phone: (202)-612 6790 Fax: (202)-238 0627

Copies to:

STEVEN G. TEPPER, ESQ.

Arnold & Porter LLP

399 Park Avenue

New York, NY 10022

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

The sole purpose of this Amendment No. 3 is to file with the Securities and Exchange Commission (i) the recent developments in the Republic as of April 8, 2015, which is included as Exhibit D-2 hereto and which updates and amends the Current Description of the Republic previously filed as Exhibits D and D-1, (ii) the legal opinions included as Exhibits J and K hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement and (iii) the underwriting agreement which is included as Exhibit L.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 14th day of April, 2015.

REPUBLIC OF TURKEY

By:	/s/ Zeynep BOĞA
Zeynep BOĞA
Acting Head of Department
Undersecretariat of Treasury, Prime Ministry

EXHIBIT INDEX

Exhibit Number

A	None

B	None

* C	Copy of the 2014 Annual Budget of the Republic (in Turkish)

* D	Current Description of the Republic

* D-1	Recent Developments in the Republic as of January 7, 2015

D-2	Recent Developments in the Republic as of April 8, 2015

* E	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated January 13, 2015

* F	Opinion of Arnold & Porter LLP dated January 13, 2015

* G	Underwriting Agreement dated January 7, 2015

* H	Fiscal Agency Agreement dated March 23, 2015, by and between the Registrant and The Bank of New York Mellon

* I	Fiscal Agency Agreement dated March 23, 2015, by and between the Registrant and Citibank, N.A., London Branch

J	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated April 14, 2015

K	Opinion of Arnold & Porter LLP dated April 14, 2015

L	Underwriting Agreement dated April 8, 2015

*	Previously filed.